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                                                                  EXHIBIT (a)(7)

SPRINGFIELD, MISSOURI and HOUSTON, TEXAS, December 23, 1997 - O'Reilly Automotive, Inc. (Nasdaq-ORLY) ("O'Reilly") and HI-LO Automotive, Inc. (NYSE-HLO) ("Hi/LO") today jointly announced that the two companies have signed a definitive merger agreement for the acquisition of Hi/LO by O'Reilly.

Under the terms of the agreement, a subsidiary of O'Reilly will commence a tender offer on December 24, 1997 to acquire all of the outstanding shares of Hi/LO for $4.35 per share in cash. Following the completion of the tender offer, O'Reilly will consummate a second step merger in which remaining Hi/LO stockholders will also receive $4.35 per share in cash.

The acquisition will add 188 new stores in Texas, Louisiana and California, along with a 375,000 square foot distribution center in Houston, Texas to O'Reilly's current 259 retail stores and three distribution centers in the Midwest. The acquisition will make O'Reilly one of the top ten auto parts chains in the country. "Like O'Reilly, Hi/LO has been successful in pursuing a dual market strategy, and this fact, combined with their complementary geographic location, offers our company and our team members many excellent opportunities," stated David O'Reilly, President and Chief Executive Officer of O'Reilly.

Mike Young, Chief Executive Officer of Hi/LO, stated that "We are very pleased to be combining Hi/LO with the O'Reilly organization because their operating philosophy is so similar to ours. We believe the transaction is in the best interests of the Hi/LO stockholders, our associates and our customers."

Donaldson, Lufkin & Jenrette Securities Corporation is acting as advisor to O'Reilly, and will act as Dealer Manager for the tender offer. Bank financing for the transaction will be provided by NationsBank. SBC Warburg Dillon Read, Inc. served as financial advisor to Hi/LO and has provided a fairness opinion in connection with the transaction.

The tender offer and merger are subject to customary conditions, including the tender of a majority of Hi/LO's shares and termination of the waiting period under U.S. antitrust laws. The tender offer will be made pursuant to definitive documents to be filed with the Securities and Exchange Commission.
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The merger agreement was entered into by O'Reilly and Hi/LO after Hi/LO terminated its previously announced merger with Discount Auto Parts, Inc. and paid the required termination fee of $4 million.

Hi/LO sells automotive aftermarket parts, products and accessories for domestic and imported cars, vans and light trucks to "Do-It-Yourself" customers and commercial auto repair outlets.

O'Reilly is a leading specialty retailer and supplier of automotive aftermarket parts, tools, supplies, equipment and accessories to both do-it-yourself customers and professional mechanics and service technicians. Founded in 1957 by the O'Reilly family, the company currently operates stores within the states of Missouri, Arkansas, Kansas, Oklahoma, Nebraska and Iowa.

Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are necessary estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties. Forward-looking statements contained in this press release or in other public statements of the parties should be considered in light of those factors. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

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